Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONNECTED TRANSACTION

CAPITAL CONTRIBUTION IN XIAMEN AIRLINES

THE CAPITAL CONTRIBUTION

On 21 December 2020 (after trading hours), the Company, Xiamen C&D and Fujian Investment agreed to make the Capital Contribution, pursuant to which the registered capital of Xiamen Airlines will be increased from RMB10 billion to RMB14 billion through the capital contribution to be made by the Company, Xiamen C&D and Fujian Investment.

IMPLICATIONS UNDER THE LISTING RULES

As Xiamen C&D and Fujian Investment each owns 34% and 11% of equity interest in Xiamen Airlines respectively as at the date of this announcement, Xiamen C&D and Fujian Investment are each a connected person of the Company at the subsidiary level by way of being a substantial shareholder (as defined under the Listing Rules) of Xiamen Airlines. The transactions contemplated under the Capital Contribution with Xiamen C&D and Fujian Investment constitute connected transactions of the Company under Chapter 14A of the Listing Rules. As the Company shall make a portion of its shares of Capital Contribution with a part of its aircraft assets, which shall constitute a disposal of assets of the Company. As all the applicable percentage ratios under rule 14.07 of the Listing Rules in respect of such disposal are below 5%, it does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Capital Contribution is more than 0.1% and less than 5%, the transactions contemplated under the Capital Contribution are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

THE CAPITAL CONTRIBUTION Date

Date

21 December 2020

Parties

(1)	The Company

(2)	Xiamen C&D

(3)	Fujian Investment

Registered Capital of Xiamen Airlines and Capital Commitment in Xiamen Airlines

The parties agreed that the Capital Contribution shall be made in the following manners:

The Company

The Company will contribute the amount of RMB2.2 billion.

Xiamen C&D

Xiamen C&D will contribute the amount of RMB1.36 billion.

Fujian Investment

Fujian Investment will contribute the amount of RMB440 million.

Each of Xiamen C&D and Fujian Investment shall pay its share of the Capital Contribution in Xiamen Airlines in cash. The Company shall pay its share of the Capital Contribution in Xiamen Airlines in cash and with aircraft assets according to the subsequent circumstances. Upon completion of the Capital Contribution, the registered capital of Xiamen Airlines will be increased from RMB10 billion to RMB14 billion. After the completion of the Capital Contribution, the funds and the assets will be used by Xiamen Airlines to ease its cashflow pressure and to meet the development needs of its fleet.

The above amounts of capital contribution to Xiamen Airlines were determined after arm’s length negotiations among the parties based on the actual capital needs of Xiamen Airlines on the premise that the parties agree to make capital contribution in an amount proportional to their respective equity interest in Xiamen Airlines.

As at the date of this announcement and prior to completion of the Capital Contribution, Xiamen Airlines is a non wholly-owned subsidiary of the Company owned as to approximately 55%, 34% and 11% by the Company, Xiamen C&D and Fujian Investment, respectively. After completion of the Capital Contribution, the ownership of Xiamen Airlines will remain unchanged and will continue to be owned as to approximately 55%, 34% and 11% by the Company, Xiamen C&D and Fujian Investment, respectively. Xiamen Airlines will remain as a non wholly-owned subsidiary of the Company.

Payment and Transfer of equity interests in Xiamen Airlines

The Company, Xiamen C&D and Fujian Investment shall pay RMB990 million, RMB612 million and RMB198 million of their respective shares of the Capital Contribution as the first instalment.

The Company, Xiamen C&D and Fujian Investment shall pay their respective shares of the remaining Capital Contribution of RMB2.2 billion. Xiamen C&D and Fujian Investment shall pay in cash while the Company shall make a portion of its payment with a part of its aircraft assets in accordance with the subsequent circumstances and the remaining portion of its payment in cash. The specific payment schedule will be negotiated by the parties and not later than 30 June 2023.

Composition of the Board of Directors

After the completion of the Capital Contribution, the composition of the board of directors will remain unchanged and will continue to comprise 11 directors, with six directors appointed by the Company, four directors appointed by Xiamen C&D and one director appointed by Fujian Investment.

Restrictions on Transfer of Equity Interest in Xiamen Airlines

After the completion of the Capital Contribution, the restrictions on transfer of equity interest in Xiamen Airlines will remain unchanged.

REASONS FOR AND BENEFITS OF THE CAPITAL CONTRIBUTION

The Capital Contribution aims to supplement the funds required for Xiamen Airlines’ operations and support the development of Xiamen Airlines’ principal business of air transportation. At the same time, it will not harm the interests of the Company, have a material effect on the financial positions or the operating results of the Company and affect the independence of the Company.

As no Director has a material interest in the transactions contemplated under the Capital Contribution, none of the Directors has abstained from voting on the board resolution approving the Capital Contribution. All Directors who were entitled to vote unanimously approved the Capital Contribution. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

The Directors (including the independent non-executive Directors) consider that, although the transactions contemplated under the Capital Contribution are not in the ordinary and usual course of business of the Group, the Capital Contribution was entered into after an arm’s length negotiation among the Company, Xiamen C&D and Fujian Investment and the terms in the Capital Contributionare fair and reasonable and in the interests of the Shareholders as a whole. Additionally, the Directors (including the independent non-executive Directors) consider that the transactions contemplated under the Capital Contributionare on normal commercial terms or better and are beneficial to the operation and long-term development of the Group and in the interests of the Company and the Shareholders as a whole.

INFORMATION OF THE PARTIES

THE COMPANY

The principal business activity of the Company is that of civil aviation.

XIAMEN AIRLINES

Xiamen Airlines is a subsidiary of the Company, which is established in August 1984. Its principal business is aviation transportation.

The following table contains certain financial information of Xiamen Airlines which is prepared in accordance with the PRC Accounting Standards:

	For the 11 months ended 30 November 2020 (unaudited) RMB (million)	For the year ended 31 December 2019 (audited) RMB (million)	For the year ended 31 December 2018 (audited) RMB (million)
Total assets	52,358	56,780	47,176
Net assets	16,993	19,060	19,109
Revenue	18,695	32,612	30,225
Net profit before tax	-828	1,102	1,253
Net profit after tax	-572	785	923

XIAMEN C&D

Xiamen C&D was established in February 1980, whose principal business scope includes supply chain operation, real estate development, tourism and hotels, conventions and exhibitions, medical and health, urban public services, investment and other fields. The ultimate beneficial shareholder of this company is the State-owned Assets Supervision and Administration Commission of the Xiamen People’s Government (廈門市人民政府國有資產監督管理委員會).

FUJIAN INVESTMENT

Fujian Investment was established in April 2009, whose principal business is (i) the investment and development in industries or projects in relation to the production and supply of electricity, gas, and water and railway transportation, (ii) investment in banks, securities, trusts, guarantees, venture capital, and key industries in the province as determined by the provincial government, (iii) investment in agriculture and forestry, (iv) investment in the hotel industry, (v) investment in the mining industry, (vi) real estate development and (vii) asset management. The ultimate beneficial shareholder of this company is the State-owned Assets Supervision and Administration Commission of the Fujian People’s Government (福建省人民政府國有資產監督管理委員會).

IMPLICATIONS UNDER THE LISTING RULES

As Xiamen C&D and Fujian Investment each owns 34% and 11% of equity interest in Xiamen Airlines respectively as at the date of this announcement, Xiamen C&D and Fujian Investment are each a connected person of the Company at the subsidiary level by way of being a substantial shareholder (as defined under the Listing Rules) of Xiamen Airlines. The transactions contemplated under the Capital Contribution with Xiamen C&D and Fujian Investment constitute connected transactions of the Company under Chapter 14A of the Listing Rules. As the Company shall make a portion of its shares of Capital Contribution with a part of its aircraft assets, which shall constitute a disposal of assets of the Company. As all the applicable percentage ratios under rule 14.07 of the Listing Rules in respect of such disposal are below 5%, it does not constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

As one or more of the applicable percentage ratios for the transactions contemplated under the Capital Contribution is more than 0.1% and less than 5%, the transactions contemplated under the Capital Contribution are subject to the reporting and announcement requirements but are exempt from the independent shareholders’ approval requirement under the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Board”	the board of Directors;

“Capital Contribution”	the proposed capital contribution in Xiamen Airlines by the Company, Xiamen C&D and Fujian Investment;

“Company”	China Southern Airlines Company Limited, a joint stock limited company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Directors”	the directors of the Company;

“Fujian Investment”	Fujian Province Investment and Development Group Co., Ltd.* (福建省投資 開發集團有限責任公司), a company established and validly existing under the laws of PRC;

“Group”	the Company and its subsidiaries;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	the People’s Republic of China, for the purpose of this announcement, exclusively refer to Mainland China and excludes Hong Kong, Macau and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“Share(s)”	share of RMB1.00 each in the capital of the Company;

“Shareholder(s)”	the holder(s) of the Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Xiamen Airlines”	Xiamen Airlines Co., Ltd* (廈門航空有限公司), a company established and validly existing under the laws of PRC and a non wholly-owned subsidiary of the Company; and

“Xiamen C&D”	Xiamen C&D Corporation Limited* (廈門建發集團有限公司), a company established and validly existing under the laws of PRC.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

21 December 2020

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

*	For identification purposes only